Exhibit 99.1

The following sets forth the Business discussion and Regulatory Environment discussion of Aetna Inc. (“Aetna”) and its subsidiaries described in Part I, Item 1 and Part II, Item 7 in Aetna’s Annual Report on Form 10-K for the year ended December 31, 2017 and filed with the Securities and Exchange Commission (“SEC”) on February 23, 2018.

In this Exhibit 99.1, “we”, “our”, “us”, and “the Company” refer to Aetna and its subsidiaries.

Business

General

We are one of the nation’s leading diversified health care benefits companies, serving an estimated 37.9 million people. We have the information and resources to help our members, in consultation with their health care professionals, make better informed decisions about their health care. We offer a broad range of traditional, voluntary and consumer-directed health insurance products and related services, including medical, pharmacy, dental, behavioral health, group life and disability plans, medical management capabilities, Medicaid health care management services, Medicare Advantage and Medicare Supplement plans, workers’ compensation administrative services and health information technology (“HIT”) products and services. Our customers include employer groups, individuals, college students, part-time and hourly workers, health plans, health care providers (“providers”), governmental units, government-sponsored plans, labor groups and expatriates. On November 1, 2017, we sold our domestic group life insurance, group disability insurance and absence management businesses to Hartford Life and Accident Insurance Company (“HLAIC”).

Significant Transactions

Proposed Acquisition by CVS Health

On December 3, 2017, we entered into a definitive agreement (the “CVS Merger Agreement”) under which CVS Health Corporation (“CVS Health”) will acquire all of our outstanding shares for a combination of cash and stock. Under terms of the agreement, our shareholders will receive $145 in cash and 0.8378 of a CVS Health common share for each of our common shares. The proposed transaction (the “CVS Health Transaction”) is subject to customary closing conditions, including the approval and adoption of the CVS Merger Agreement by our shareholders, the approval of the issuance of CVS Health shares in the transaction by CVS Health stockholders, the expiration of the federal Hart-Scott-Rodino anti-trust waiting period and approvals of certain state departments of insurance and other regulators. On February 1, 2018, Aetna and CVS Health each received a request for additional information (also known as a “second request”) from the U.S. Department of Justice (the “DOJ”) in connection with the DOJ’s review of the transactions contemplated by the CVS Merger Agreement. The CVS Health Transaction is expected to close in the second half of 2018.

Divestiture of Domestic Group Life Insurance, Group Disability Insurance, and Absence Management Businesses

On November 1, 2017, we completed the sale of a substantial portion of our Group Insurance segment consisting of our domestic group life insurance, group disability insurance and absence management businesses (the “Group Insurance sale”) to HLAIC for cash consideration of $1.45 billion. The transaction was accomplished through an indemnity reinsurance arrangement under which HLAIC contractually assumed certain of our policyholder liabilities and obligations, although we remain directly obligated to policyholders. Assets related to and supporting the reinsured life and disability insurance policies were transferred to a trust established by HLAIC for our benefit, and we recorded a reinsurance receivable from HLAIC. The sale is expected to result in an after-tax gain of approximately $710 million ($1.1 billion pre-tax), a significant portion of which has been deferred and will be amortized into earnings: (i) over the remaining contract period (estimated to be approximately 3 years) in proportion to the amount of insurance protection provided for the prospective reinsurance portion of the gain; and (ii) as we recover amounts due from HLAIC over a period estimated to be approximately 30 years for the retrospective reinsurance portion of the gain.

Terminated Acquisition of Humana and Terminated Divestiture to Molina

On July 2, 2015, we entered into a definitive agreement (the “Humana Merger Agreement”) to acquire Humana Inc. (“Humana”). On July 21, 2016, the U.S. Department of Justice (the “DOJ”) and certain state attorneys general filed a civil complaint in the U.S. District Court for the District of Columbia (the “District Court”) against us and Humana charging that our acquisition of Humana (the “Humana Transaction”) would violate Section 7 of the Clayton Antitrust Act, and seeking a permanent injunction to prevent Aetna from acquiring Humana. On January 23, 2017, the District Court granted the DOJ’s request to enjoin the Humana Transaction.

On February 14, 2017, Aetna and Humana entered into a mutual termination agreement (the “Termination Agreement”) pursuant to which the parties thereto (collectively, the “Parties”) agreed to terminate the Humana Merger Agreement, including all schedules and exhibits thereto, and all ancillary agreements contemplated thereby, entered pursuant thereto or entered in connection therewith (other than certain confidentiality agreements) (collectively with the Humana Merger Agreement, the “Transaction Documents”), effective immediately as of February 14, 2017 (the “Termination Date”). Under the Termination Agreement, Aetna agreed to pay Humana the Regulatory Termination Fee (as defined in the Humana Merger Agreement) of $1.0 billion in cash in full satisfaction of any amounts required to be paid by Aetna under the Humana Merger Agreement. The Parties also agreed to release each other from any and all liability, claims, rights, actions, causes of action, suits, liens, obligations, accounts, debts, demands, agreements, promises, liabilities, controversies, costs, charges, damages, expenses and fees, however arising, in connection with, arising out of or related to the Transaction Documents, the transactions contemplated therein or thereby or certain related matters. We paid Humana the Regulatory Termination Fee on February 16, 2017 and recorded the expense in general and administrative expenses. We funded that payment with the proceeds of the 2016 senior notes (as defined below).

In June 2016, we issued $13.0 billion of senior notes to partially fund the Humana Transaction (collectively, the “2016 senior notes”). In accordance with the terms of the 2016 senior notes, on February 14, 2017, we issued a notice of redemption for $10.2 billion aggregate principal amount of certain of the 2016 senior notes (collectively, the “Special Mandatory Redemption Notes”) at a redemption price equal to 101% of the aggregate principal amount of those notes plus accrued and unpaid interest. We redeemed the Special Mandatory Redemption Notes on March 16, 2017, and we funded the redemption with the proceeds of the 2016 senior notes. As a result of the redemption of the Special Mandatory Redemption Notes, we recognized on a pretax basis in our net income during the year ended December 31, 2017 a loss on early extinguishment of long-term debt of $192 million and a realized capital loss for the remaining unamortized effective portion of the related hedge loss of $323 million that was previously recorded in accumulated other comprehensive income.

In order to address the DOJ’s perceived competitive concerns regarding Medicare Advantage relating to the Humana Transaction, on August 2, 2016, we entered into a definitive agreement (the “Aetna APA”) to sell for cash to Molina Healthcare, Inc. (“Molina”) certain of our Medicare Advantage assets. On February 14, 2017, Aetna and Molina entered into a Termination Agreement (the “APA Termination Agreement”) pursuant to which Aetna terminated the Aetna APA, including all schedules and exhibits thereto, and all ancillary agreements contemplated thereby or entered pursuant thereto. Under the APA Termination Agreement, Aetna agreed to pay Molina in cash (a) a termination fee of $53 million and (b) approximately 70% of Molina’s transaction costs. We paid Molina the termination fee on February 16, 2017 and the applicable transaction costs of $7 million on February 27, 2017 and recorded the expense in general and administrative expenses. The payments were funded with the proceeds of the 2016 senior notes.

Heath Care Reform

The Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act of 2010 (as amended, collectively, the “ACA”) has made broad-based changes to the U.S. health care system. We anticipate continued efforts in 2018 and beyond to modify, repeal or replace the ACA, and the future of the ACA is uncertain. We expect aspects of the ACA and/or their implementation or enforcement, including the January 2018 suspension of the ACA’s industry-wide health insurer fee (the “HIF”) for 2019, and uncertainty about the future of the ACA to continue to significantly impact our business operations and operating results, including our pricing and our medical benefit ratios (“MBRs”).

The ACA has presented us with business opportunities, but also with significant financial and regulatory challenges. Most of the ACA’s key components were phased in during or prior to 2014, and the ACA’s temporary Reinsurance and Risk Corridor programs expired at the end of 2016. The effects of existing provisions of the ACA are reflected in our operating results. If the ACA is not amended, repealed or replaced, certain of its components will continue to be phased in until 2022.

It may be particularly challenging for us to include all of our portion of the industry-wide $14.3 billion 2018 HIF in our premium rates beginning with 2017 medical customer renewals that have member months in 2018 because of the temporary suspension of the HIF for 2017 or in our premium rates for other years following a year for which the HIF is suspended.

In October 2017, the federal government announced that the Centers for Medicare & Medicaid Services (“CMS”) will curtail payments related to the Cost-Sharing Subsidy program. While the details regarding implementation of this new policy are not yet finalized, and it is the subject of pending litigation, we do not anticipate a material impact to our financial statements as a result of this action.

The federal and state governments also continue to enact and seriously consider many other broad-based legislative and regulatory proposals that have had a material impact on or could materially impact various aspects of the health care and related benefits system. We cannot predict whether pending or future federal or state legislative or regulatory activity or court proceedings, including Federal budget negotiations and future U.S. Congressional appropriations, will change various aspects of the health care and related benefits system or the ACA or the implementation and/or enforcement of the ACA or the impact those changes will have on our business operations or operating results, but the effects could be materially adverse.

For additional information on federal and state health care reform, including the ACA, refer to “Regulatory Environment” below. For a discussion of certain factors that may cause our actual results to differ from currently anticipated results in connection with health care reform, see “Risk Factors” included in Exhibit 99.2 to this Current Report on Form 8-K.

Reportable Segments

Our operations are conducted in three business segments: Health Care, Group Insurance and Large Case Pensions. We derive our revenues primarily from insurance premiums, administrative service fees, net investment income and other revenue. Refer to Note 18 “Segment Information” to our audited consolidated financial statements for the three-year period ended December 31, 2017 included in Exhibit 99.1 to CVS Health Corporation’s Current Report on Form 8-K filed on February 28, 2018 for additional information on our business segments, including revenue and profit information for each of our business segments and revenue and asset information about geographic areas. The following is a description of each of our business segments.

Health Care Segment

Products and Services

We refer to insurance products (where we assume all or a majority of the risk for medical and dental care costs) as “Insured” and administrative services contract products (where the plan sponsor assumes all or a majority of the risk of medical and dental care costs) as “ASC.” Health Care products and services consist of the following:

•	Commercial Medical: We offer point-of-service (“POS”), preferred provider organization (“PPO”), health maintenance organization (“HMO”) and indemnity benefit (“Indemnity”) plans. Our Commercial medical products also include health savings accounts (“HSAs”) and Aetna HealthFund®, consumer-directed health plans that combine traditional POS or PPO and/or dental coverage, subject to a deductible, with an accumulating benefit account (which may be funded by the plan sponsor and/or the member in the case of HSAs). Our principal products and services are targeted specifically to large multi-site national, mid-sized and small employers, individual insureds and expatriates. We no longer sell individual Commercial products, and we exited the individual Public Exchanges in 2018.

•	Government Medical: In select geographies, we offer Medicare Advantage plans, Medicare Supplement plans and prescription drug coverage for Medicare beneficiaries; participate in Medicaid and subsidized Children’s Health Insurance Programs (“CHIP”); and participate in demonstration projects for members who are eligible for both Medicare and Medicaid (“Duals”). These Government products are further described below:

•	Medicare: Through annual contracts with CMS, we offer HMO and PPO products for eligible individuals in certain geographic areas through the Medicare Advantage program. Members typically receive enhanced benefits over Original Medicare fee-for-service coverage, including reduced cost-sharing for preventive care, vision and other services. We offered network-based HMO and/or PPO plans in 1,213 counties in 40 states and Washington, D.C. in 2017. We are expanding to 1,317 counties in 40 states and Washington, D.C. in 2018. We are a national provider of the Medicare Part D Prescription Drug Program (“PDP”) in all 50 states and Washington, D.C. to both individuals and employer groups. All Medicare eligible individuals are eligible to participate in this voluntary prescription drug plan. Members typically receive coverage for certain prescription drugs, usually subject to a deductible, co-insurance and/or co-payment. For certain qualifying employer groups, we offer our Medicare PPO products nationally. When combined with our PDP product, these national PPO plans form an integrated national fully-insured Medicare product for employers that provides medical and pharmacy benefits.

•	Medicare Supplement: For certain Medicare eligible members, we offer supplemental coverage for certain health care costs not covered by Original Medicare. The products included in our Medicare Supplement portfolio help to cover some of the gaps in Original Medicare, and include coverage for Medicare deductibles and coinsurance amounts. We offered a wide selection of Medicare Supplement products in 49 states and Washington, D.C. in 2017.

•	Medicaid and CHIP: We offer health care management services to individuals eligible for Medicaid and CHIP under multi-year contracts with government agencies in various states that are subject to annual appropriations. CHIP are state-subsidized insurance programs that provide benefits for families with uninsured children. We offered these services on an Insured or ASC basis in 16 states in 2017.

•	Duals: We provide health coverage to beneficiaries who are dually eligible for both Medicare and Medicaid coverage. These members must meet certain income and resource requirements in order to qualify for this coverage. We coordinate 100% of the care for these members and may provide them with additional services in order to manage their health care costs. During 2017, we offered services on an Insured basis to members who were dually eligible in four states under demonstration projects.

•	Dental: We offer managed dental plans on an Insured and ASC basis. We are one of the nation’s largest providers of dental coverage, based on membership at December 31, 2017.

•	Behavioral Health: Our behavioral health and employee assistance products provide members who experience stress, depression and other types of mental health related illness with integrated behavioral health benefit administration, access to a network of providers and innovative wellness programs. We provide customized behavioral health solutions to members in all 50 states.

•	Stop Loss: We offer medical stop loss insurance coverage for certain employers who elect to self-insure their health benefits. Under this product, we assume risk for costs associated with large individual claims and/or aggregate loss experience within an employer’s plan above a pre-set annual threshold.

•	Provider Network Access (“First Health” and “Cofinity”): Through our First Health and Cofinity products, we provide access to health care provider networks to other insurance companies, third-party administrators, health plans and employers. First Health products are marketed nationally, while Cofinity products are marketed in certain states.

•	Aetna VisionSM Preferred: We offer vision benefits that provide members with access to one of the largest vision networks in the U.S. The Aetna Vision Preferred program can be customized with a wide range of benefit levels and co-payments.

•	Workers’ Compensation Administrative Services: Our workers’ compensation administrative services products and services consist of fee-based, managed care services, such as provider network access, cost containment services, pharmacy benefit management, durable medical equipment and ancillary services, and care management services to underwriters and administrators of workers’ compensation insurance.

•	Consumer Health and Services: We have a portfolio of products and services aimed at creating an holistic and integrated approach to individual health and wellness. These products and services complement our Commercial, Medicare and Medicaid products and enable enhanced service delivery to and experience for our customers:

•	Pharmacy: We offer pharmacy benefit management services and specialty and home delivery pharmacy services. Our pharmacy fulfillment services are provided to our Commercial and Medicare members through Aetna Specialty Pharmacy (“ASP”) and Aetna Rx Home Delivery®. ASP dispenses specialty medications and offers certain support services associated with specialty medications. Specialty medications include injectable or infused medications that may not be readily available at local pharmacies. Aetna Rx Home Delivery® provides home delivery prescription drug services. We also perform various pharmacy benefit management services for Aetna pharmacy customers consisting of: product development, Commercial formulary management, pharmacy rebate contracting and administration, sales and account management and precertification programs. CaremarkPCS Health, L.L.C. (a wholly-owned subsidiary of CVS Health) performs the administration of selected functions for our retail pharmacy network contracting and claims administration; home delivery and specialty pharmacy order fulfillment and inventory purchasing and management; and certain administrative services. Other suppliers also provide certain pharmacy benefit management services.

•	Advanced Provider Models (“APM”): We are focused on growing membership in our medical products through provider collaborations that are designed to lower medical costs for us and our customers and make our products more affordable. These collaboration models include joint ventures and accountable care organizations (“ACOs”). We offer a suite of solutions designed to facilitate delivery system reform and help reduce the cost of care by enabling population health management for providers. Our APM products facilitate providers changing their business model from episodic acute care to patient population management which allows them to convert from volume-based reimbursement to value-based reimbursement. Our APM products deploy Aetna’s population health management assets to collaborate with providers in new ways to improve the quality and efficiency of care for all patients, whether they are Aetna members or members of other payors. In 2017, we continued expanding our offering of APM products and services to employers and individuals in more geographic areas to create mutually beneficial relationships with providers through a variety of methods, including alignment of financial incentives based on cost and quality, implementation of innovative HIT and deploying leading care management programs. Our APM relationships include joint ventures with Allina Health, Banner Health Network, Inova Health System, Sutter Health, and Texas Health Resources.

•	ActiveHealth Management: Through the use of our patented CareEngine® system, our ActiveHealth Management products provide evidence-based medical management and data analytics products and services to a broad range of customers, including health plans, employers and others. ActiveHealth Management also is a key component of our APM solutions.

•	Consumer: We believe the role of the consumer in health care is changing and that consumers will become the primary decision makers when it comes to choosing their health-related benefits. As a result, we are developing a portfolio of products and tools, including bswift and PayFlex, that are designed for a retail model in the health benefits industry that is consumer-centric, affordable and convenient. Our Consumer business is focusing on developing a simplified, integrated offering to help consumers navigate the health care system and manage their health care costs.

•	bswift: bswift provides benefit administration technology and services to employers nationwide, streamlining the benefits process. bswift’s technology also provides the shopping, buying and enrolling experience for public health insurance exchanges (“Public Exchanges”), private health insurance exchanges (“Private Exchanges” and together with Public Exchanges “Insurance Exchanges”) and individuals.

•	PayFlex: PayFlex provides services to employers, their employees, and their former employees in the areas of tax-advantaged account reimbursement administration (flexible spending, health reimbursement, health savings, transit and parking), Consolidated Omnibus Budget Reconciliation Act (“COBRA”) administration and special-member billing administration.

Provider Networks

We contract with physicians, hospitals and other health care providers for services they provide to our members. The health care providers who participate in our networks are independent contractors and are neither our employees nor our agents, except for providers who work in our home delivery and specialty pharmacy facilities.

We use a variety of techniques designed to help encourage appropriate utilization of medical services (“utilization”) and maintain affordability of quality coverage. In addition to contracts with health care providers for negotiated rates of reimbursement, these techniques include creating risk sharing arrangements that align economic incentives with our providers, the development and implementation of guidelines for the appropriate utilization of medical services and the provision of data to providers to enable them to improve health care quality.

At December 31, 2017, Aetna’s underlying nationwide provider network had approximately 1.2 million participating health care providers, including over 683,000 primary care and specialist physicians and approximately 5,700 hospitals.

•	Advanced Provider Models: We collaborate with hospitals and other providers through our APM products. Our arrangements focus on high value narrow network solutions to provide high-quality, low-cost options in local geographies. We are able to help enhance our relationships with hospitals and other providers through a variety of methods, including a re-alignment of financial incentives for providing high quality care, total cost management initiatives and risk sharing arrangements.

•	Primary Care Physicians: We compensate primary care physicians (“PCPs”) participating in our networks on both a fee-for-service and capitated basis, with capitation generally limited to HMO products in certain geographic areas and representing approximately 3 percent of health care costs in 2017 and 4 percent in both 2016 and 2015. In a fee-for-service arrangement, physicians are paid for health care services provided to the member based upon a set fee for the services provided. Under a capitation arrangement, physicians receive a monthly fixed fee for each member, regardless of the volume of health care services provided to the member. In some cases, PCPs who are paid on a fee-for-service or capitated basis also receive additional incentive fees if certain performance metrics are attained.

•	Specialist Physicians: Specialist physicians participating in our networks are generally reimbursed at contracted rates per visit or per procedure.

•	Hospitals: We typically enter into contracts with hospitals that provide for per-day and/or per-case rates, often with fixed rates for ambulatory, surgery and emergency room services. We also have hospital contracts that provide for reimbursement based on a percentage of the charges billed by the hospital. Our medical plans generally require notification of elective hospital admissions, and we monitor the length of hospital stays. Physicians who participate in our networks generally admit their patients in network-based products to participating hospitals using referral procedures that direct the hospital to contact our patient management unit in order to confirm the patient’s membership status and facilitate the patient management process. This unit also assists members and providers with related activities, including, if necessary, the subsequent transition to the home environment and home care. Case management assistance for complex cases is provided by a special unit.

•	Other Providers: Laboratory, imaging, urgent care and other freestanding health facility providers are generally paid under fee-for-service arrangements, except for certain laboratory services.

Quality Assessment

CMS uses a 5-star rating system to monitor plans and ensure that they meet CMS’s quality standards. CMS uses this rating system to provide Medicare beneficiaries with a tool that they can use to compare the overall quality of care and level of customer service of companies that provide Medicare health care and drug plans. The rating system considers a variety of measures adopted by CMS, including quality of preventative services, chronic illness management and overall customer satisfaction. Refer to “Pricing” below in this Item 1 for further discussion of our star ratings.

We seek Health Plan accreditation for our Aetna HMO plans from the National Committee for Quality Assurance (the “NCQA”), a national organization established to review the quality and medical management systems of health care plans. Health care plans seeking accreditation must pass a rigorous, comprehensive review and must annually report on their performance.

Aetna Life Insurance Company (“ALIC”), a wholly-owned subsidiary of Aetna, has received nationwide NCQA PPO Health Plan accreditation, through December 13, 2019. As of December 31, 2017, all of our Aetna Health Inc. Commercial HMO and ALIC PPO members who were eligible participated in HMOs or PPOs that are accredited by the NCQA.

NCQA and URAC (formally known as American Accreditation HealthCare Commission, Inc.), are national organizations founded to establish standards for the health care industry. Purchasers and consumers look to NCQA’s and URAC’s accreditation and certification as an indication that a health care organization has the necessary structures and processes to promote high-quality care and preserve patient rights. In addition, regulators in over 80% of the states recognize NCQA’s accreditation and certification standards.

Our provider selection and credentialing/re-credentialing policies and procedures are consistent with NCQA and URAC, as well as state and federal, requirements. In addition, we are certified under the NCQA Credentials Verification Organization (“CVO”) certification program for all certification options through January 5, 2019. Our URAC CVO accreditation is valid through October 1, 2018.

Our quality assessment programs for contracted providers who participate in our networks begin with the initial review of health care practitioners. Practitioners’ licenses and education are verified, and their work history is collected by us or in some cases by the practitioner’s affiliated group or organization. We generally require participating hospitals to be certified by CMS or accredited by the Joint Commission, the American Osteopathic Association, or Det Norske Veritas Healthcare.

We also offer quality and outcome measurement programs, quality improvement programs, and health care data analysis systems to providers and purchasers of health care services.

Principal Markets and Sales

Our medical membership is dispersed throughout the United States, and we serve a limited number of members in certain countries outside the United States. Refer to Note 18 “Segment Information” to our audited consolidated financial statements for the three-year period ended December 31, 2017 included in Exhibit 99.1 to CVS Health Corporation’s Current Report on Form 8-K filed on February 28, 2018 for additional information on our foreign customers. We offer a broad range of traditional, voluntary and consumer-directed health insurance products and related services, many of which are available nationwide. Depending on the product, we market to a range of customers including employer groups, individuals, college students, part-time and hourly workers, health plans, providers, governmental units, government-sponsored plans, labor groups and expatriates.

The following table presents total medical membership by United States and other geographic region and funding arrangement at December 31, 2017, 2016 and 2015:

	2017			2016			2015
(Thousands)	Insured	ASC	Total	Insured	ASC	Total	Insured	ASC	Total
Northeast	1,994	3,367	5,361	2,121	2,966	5,087	2,166	2,952	5,118
Southeast	1,828	2,942	4,770	2,260	3,076	5,336	2,173	3,183	5,356
Mid-America	1,919	2,746	4,665	2,506	2,673	5,179	2,507	2,913	5,420
West	1,712	4,887	6,599	1,954	4,848	6,802	1,837	5,008	6,845
Other	580	262	842	331	375	706	440	308	748

Total medical membership	8,033	14,204	22,237	9,172	13,938	23,110	9,123	14,364	23,487

We market both Commercial Insured and ASC products and services primarily to employers that sponsor our products (also called “plan sponsors”) for the benefit of their employees and their employees’ dependents. Frequently, larger employers offer employees a choice among coverage options, from which the employee makes his or her selection during a designated annual open enrollment period. Typically, employers pay all of the monthly premiums to us and, through payroll deductions, obtain reimbursement from employees for a percentage of the premiums that is determined by each employer. We also sold Commercial Insured plans directly to individual consumers in a number of states, including through Public Exchanges. We no longer sell individual Commercial products, and we exited the individual Public Exchanges in 2018. Some Health Care products are sold directly to employees of employer groups on a fully employee-funded basis. In some cases, we bill the covered individual directly.

We offer Insured Medicare coverage on an individual basis as well as through employer groups to their retirees. Medicaid and CHIP members are enrolled on an individual basis. We also offer Insured health care coverage to members who are dually-eligible for both Medicare and Medicaid.

Health Care products are sold through our sales personnel; through independent brokers, agents and consultants who assist in the production and servicing of business; and Private Exchanges. For large plan sponsors, independent consultants and brokers are frequently involved in employer health plan selection decisions and sales. In some instances, we may pay commissions, fees and other amounts to brokers, agents, consultants and sales representatives who place business with us. In certain cases, our customer pays the broker for services rendered, and we may facilitate that arrangement by collecting the funds from the customer and transmitting them to the broker. We support our marketing and sales efforts with an advertising program that may include television, radio, billboards, print media and social media, supplemented by market research and direct marketing efforts.

Pricing

For Commercial Insured plans, contracts containing the pricing and other terms of the relationship are generally established in advance of the policy period and typically have a duration of one year. Fees under our ASC plans are generally fixed for a period of one year.

We use prospective rating methodologies in determining the premium rates charged to the majority of employer groups, and we also use retrospective rating methodologies for a limited number of groups. Premium rates for customers with more than approximately 125 employees generally take into consideration the individual plan sponsor’s historical and anticipated claim experience where permitted by law. Some states may prohibit the use of one or more of these rating methods for some customers, such as small employer groups, or all customers.

Under prospective rating, a fixed premium rate is determined at the beginning of the policy period. We typically cannot recover unanticipated increases in health care costs in the current policy period; however, we may consider prior experience for a product in the aggregate or for a specific customer, among other factors, in determining premium rates for future policy periods. Where required by state laws, premium rates are filed and approved by state regulators prior to contract inception. Our future operating results could be adversely affected if the premium rates we request are not approved or are adjusted downward or their approval is delayed by state or federal regulators.

Under retrospective rating, we determine a premium rate at the beginning of the policy period. After the policy period has ended, the actual claim and cost experience is reviewed. If the actual claim costs and other expenses are less than expected, we may issue a refund to the plan sponsor based on this favorable experience. If the experience is unfavorable, in certain instances we may recover the resulting deficit through contractual provisions or consider the deficit in setting future premium levels. However, we may not recover the deficit if a plan sponsor elects to terminate coverage. Retrospective rating may be used for Commercial Insured plans that cover more than approximately 300 lives.

We have Medicare Advantage and PDP contracts with CMS to provide HMO, PPO and prescription drug coverage to Medicare beneficiaries in certain geographic areas. Under these annual contracts, CMS pays us a fixed capitation payment and/or a portion of the premium, both of which are based on membership and adjusted for demographic and health risk factors. CMS also considers inflation, changes in utilization patterns and average per capita fee-for-service Medicare costs in the calculation of the fixed capitation payment or premium. Our PDP contracts also provide a risk-sharing arrangement with CMS to limit our exposure to unfavorable expenses or benefit from favorable expenses. Amounts payable to us under the Medicare arrangements are subject to annual revision by CMS, and we elect to participate in each Medicare service area or region on an annual basis. Premiums paid to us for Medicare products are subject to federal government reviews and audits, which can result, and have resulted, in retroactive and prospective premium adjustments and refunds to the government and/or members. In addition to payments received from CMS, some of our Medicare Advantage products and all of our PDP products require a supplemental premium to be paid by the member or sponsoring employer. In some cases these supplemental premiums are adjusted based on the member’s income and asset levels. Compared to Commercial products, Medicare contracts generate higher per member per month revenues and health care costs.

The ACA ties a portion of each Medicare Advantage plan’s reimbursement to the plan’s “star ratings.” Since 2015, plans must have a star rating of four or higher (out of five) to qualify for a quality bonus in their basic premium rates. CMS released our 2018 star ratings in October 2017. Our 2018 star ratings will be used to determine which of our Medicare Advantage plans have ratings of four stars or higher and qualify for bonus payments in 2019. Based on our membership at December 31, 2017, 87% of our Medicare Advantage members were in plans with 2018 star ratings of at least 4.0 stars, compared to 92% of our Medicare Advantage members being in plans with 2017 star ratings of at least 4.0 stars based on our membership at December 31, 2016.

Rates for our Medicare Supplement products are regulated at the state level and vary by state and plan.

Under our Insured Medicaid contracts, state government agencies pay us fixed monthly rates per member that vary by state, line of business and demographics; and we arrange, pay for and manage health care services provided to Medicaid beneficiaries. These rates are subject to change by each state, and, in some instances, provide for adjustment for health risk factors. CMS requires these rates to be actuarially sound. We also receive fees from our customers where we provide services under ASC Medicaid contracts. Our ASC Medicaid contracts generally are for periods of more than one year, and certain of them contain performance incentives and limited financial risk sharing with respect to certain medical, financial and operational metrics. Under these arrangements, performance is evaluated annually, with associated financial incentive opportunities, and our financial risk share obligations are typically limited to a percentage of the fees otherwise payable to us. Payments to us under our Medicaid contracts are subject to the annual appropriation process in the applicable state.

Under our Duals contracts, the rate setting process is generally established by CMS in partnership with the state government agency participating in the demonstration project. Both CMS and the state government agency may seek premium and other refunds under certain circumstances, including if we fail to comply with CMS regulations or other contractual requirements.

We offer HMO and consumer-directed medical and dental plans to federal employees under the Federal Employees Health Benefits Program and the Federal Employees Dental and Vision Insurance Program. Premium rates and fees for those plans are subject to federal government review and audit, which can result, and have resulted, in retroactive and prospective premium and fee adjustments and refunds to the government and/or members.

Beginning in 2014, the ACA imposed significant new industry-wide fees, assessments and taxes. In December 2015, the Consolidated Appropriation Act was enacted, which included a one year suspension of the HIF for 2017. In January 2018, the HIF was suspended for 2019. Refer to Note 2 “Summary of Significant Accounting Policies” to our audited consolidated financial statements for the three-year period ended December 31, 2017 included in Exhibit 99.1 to CVS Health Corporation’s Current Report on Form 8-K filed on February 28, 2018 for additional information on the ACA fees, assessments and taxes. Our goal is to collect in premiums and fees or solve for all of these estimated fees, assessments and taxes.

Competition

The health care benefits industry is highly competitive, primarily due to a large number of for-profit and not-for-profit competitors, our competitors’ marketing and pricing, and a proliferation of competing products, including new products that are continually being introduced into the marketplace. New entrants into the marketplace, as well as consolidation within the industry, have contributed to and are expected to intensify the competitive environment. In addition, the rapid pace of change as the industry evolves towards a consumer-focused retail marketplace, including Public and Private Exchanges, and the increased use of technology to interact with members, providers and customers, increase the risks we currently face from new entrants and disruptive actions by existing competitors compared to prior periods. References to competitors and other companies throughout this Current Report on Form 8-K are for illustrative or comparison purposes only and do not indicate that these companies are our only competitors or are our closest competitors.

We believe that the significant factors that distinguish competing health plans include the perceived overall quality (including accreditation status), quality of service, comprehensiveness of coverage, cost (including premium rates, provider discounts and member out-of-pocket costs), product design, financial stability and ratings, breadth and quality of provider networks, ability to offer different provider network options, providers available in such networks, and quality of member support and care management programs. We believe that we are competitive on each of these factors. Our ability to increase the number of persons covered by our plans or to increase our revenues is affected by our ability to differentiate ourselves from our competitors on these factors. Competition may also affect the availability of services from health care providers, including primary care physicians, specialists and hospitals.

Our Insured products compete with local and regional health care benefits plans, health care benefits and other plans sponsored by other large commercial health care benefit insurance companies, health system owned health plans, new entrants into the marketplace and numerous for-profit and not-for-profit organizations operating under licenses from the Blue Cross and Blue Shield Association. Our largest competitor in our Medicare products is Original Medicare. Additional competitors include other types of medical and dental provider organizations, various specialty service providers (including pharmacy benefit management services providers), health care consultants, financial services companies, integrated health care delivery organizations (networks of providers who also coordinate administrative services for and assume insurance risk of their members), third party administrators, HIT companies and, for certain plans, programs sponsored by the federal or state governments. Emerging competitors include start up health care benefits plans, technology companies, provider-owned health plans, new joint ventures (including not-for-profit joint ventures among firms from multiple industries), technology firms, financial services firms that are distributing competing products on their proprietary Private Exchanges, and consulting firms that are distributing competing products on their proprietary Private Exchanges, as well as non-traditional distributors such as retail companies. Our ability to increase the number of persons enrolled in our Insured products also is affected by the desire and ability of employers to self-fund their health coverage.

Our ASC plans compete primarily with other large commercial health care benefit companies, numerous for-profit and not-for-profit organizations operating under licenses from the Blue Cross and Blue Shield Association and third-party administrators.

Our international products compete with local, global and U.S. based health plans and commercial health care benefit insurance companies, many of whom have a longer operating history and better brand recognition and greater marketplace presence in one or more geographies.

The provider solutions and HIT marketplaces and provider solutions and HIT products are evolving rapidly. We compete for provider solutions and HIT business with other large health plans and commercial health care benefit insurance companies as well as information technology companies and companies that specialize in provider solutions and HIT. Many of our information technology product competitors have longer operating histories, better brand recognition, greater marketplace presence and more experience in developing innovative products.

In addition to competitive pressures affecting our ability to obtain new customers or retain existing customers, our membership has been and may continue to be adversely affected by adverse and/or uncertain economic conditions and reductions in workforce by existing customers due to adverse and/or uncertain general economic conditions, especially in the U.S. and industries where our membership is concentrated.

Reinsurance

We currently have several reinsurance agreements with non-affiliated insurers that relate to Health Care insurance policies. We entered into these contracts to reduce the risk of catastrophic losses which in turn reduces our capital and surplus requirements. We frequently evaluate reinsurance opportunities and refine our reinsurance and risk management strategies on a regular basis.

Group Insurance Segment

On November 1, 2017, we completed the sale of a substantial portion of our Group Insurance segment consisting of our domestic group life insurance, group disability insurance and absence management businesses to HLAIC for cash consideration of $1.45 billion. The transaction was accomplished through an indemnity reinsurance arrangement under which HLAIC contractually assumed certain of our policyholder liabilities and obligations, although we remain directly obligated to policyholders. Assets related to and supporting the reinsured life and disability insurance policies were transferred to a trust established by HLAIC for our benefit, and we recorded a reinsurance receivable from HLAIC.

Refer to Note 3 “Acquisition, Divestiture, Terminated Acquisition and Terminated Divestiture” to our audited consolidated financial statements for the three-year period ended December 31, 2017 included in Exhibit 99.1 to CVS Health Corporation’s Current Report on Form 8-K filed on February 28, 2018 for additional information.

Principal Products

Group Insurance products consist primarily of the following:

•	Life Insurance: Our life insurance products principally consist of group term life insurance, the amounts of which may be fixed or linked to individual employee wage levels. We also offer voluntary spouse and dependent term life insurance, and group universal life and accidental death and dismemberment insurance. We offer life insurance products on an Insured basis.

•	Disability Insurance: Our Disability products provide employee income replacement benefits for both short-term and long-term disability (and products which combine both). Similar to Health Care products, we offer disability benefits on both an Insured and employer-funded basis. We also provide absence management services to employers, including short-term and long-term disability administration and leave management.

•	Long-Term Care Insurance: Our Long-Term Care Insurance products provide benefits to cover the cost of care in private home settings, adult day care, assisted living or nursing facilities. We no longer solicit or accept new long-term care customers. Long-term care benefits were offered primarily on an Insured basis. The product was available on both a service reimbursement and disability basis.

Principal Markets and Sales

We offer our Group Insurance products in 49 states as well as Washington, D.C., Guam, Puerto Rico, the U.S. Virgin Islands and Canada. Depending on the product, we market to a range of customers from small employer groups to large, multi-site and/or multi-state employer programs.

We market Group Insurance products and services primarily to employers that sponsor our products for the benefit of their employees and their employees’ dependents. Frequently, employers offer employees a choice of benefits, from which the employee makes his or her selection during a designated annual open enrollment period. Typically, employers pay all of the monthly premiums to us and, through payroll deductions, obtain reimbursement from employees for a percentage of the premiums that is determined by each employer. Some Group Insurance products are sold directly to employees of employer groups on a fully employee-funded basis. In some cases, we bill the covered individual directly.

Group Insurance products are sold through our sales personnel, as well as through independent brokers, agents and consultants who assist in the production and servicing of business. For large plan sponsors, independent consultants and brokers are frequently involved in employer plan selection decisions and sales. We pay commissions, fees and other amounts to brokers, agents, consultants and sales representatives who place business with us. We support our marketing and sales efforts with an advertising program that may include direct marketing efforts as well as television, radio, billboards, print media and social media, supplemented by market research.

Pricing

For Insured and employer-funded Group Insurance plans, employer group contracts containing the pricing and other terms of the relationship are generally established in advance of the policy or contract period. We use prospective and retrospective rating methodologies to determine the premium rates charged to employer groups on our Insured products. Contracts are typically offered with rate guarantees that generally range from one to five years.

Under prospective rating, a fixed premium rate is determined at the beginning of the policy period. We typically cannot recover unanticipated increases in mortality or morbidity costs in the current policy period; however, we may consider prior experience for a product in the aggregate or for a specific customer, among other factors, in determining premium rates for future policy periods.

Under retrospective rating, we determine a premium rate at the beginning of the policy period. After the policy period has ended, the actual claim and cost experience is reviewed. If the actual claim costs and other expenses are less than expected, we may issue a refund to the plan sponsor based on this favorable experience. If the experience is unfavorable, we consider the deficit in setting future premium levels, and in certain instances, we may recover the deficit through contractual provisions such as offsets against refund credits that develop for future policy periods. However, we may not recover the deficit if a plan sponsor elects to terminate coverage. Retrospective rating is most often used for Insured plans that cover more than approximately 3,000 lives.

Competition

For the group insurance industry, we believe that the significant factors that distinguish competing companies are cost, quality of service, financial strength of the insurer, comprehensiveness of coverage, and product array and design. We believe we are reasonably competitive on each of these factors; however, some of our competitors have greater scale, financial and other resources, better brand recognition and lower expenses. The group life and group disability marketplaces remain highly competitive.

Reinsurance

We currently have several reinsurance agreements with non-affiliated insurers that relate to both life and long-term disability products, including our domestic group life insurance and group disability insurance businesses sold to HLAIC. Certain of our reinsurance arrangements are established on a case-by-case basis, and a subset of our reinsurance agreements cover closed blocks of business and canceled cases. We also have a reinsurance arrangement to mitigate long-term disability claim severity risk at the individual claim level, and another reinsurance arrangement that provides a limited degree of catastrophic risk protection for certain of our life products.

Large Case Pensions Segment

Principal Products

Large Case Pensions manages a variety of retirement products (including pension and annuity products) primarily for tax-qualified pension plans. We do not actively market Large Case Pensions products, but continue to accept deposits from existing customers and manage the run-off of our existing business. Contracts provide non-guaranteed, experience-rated and guaranteed investment options through general and separate account products. Large Case Pensions products that use separate accounts provide contract holders with a vehicle for investments under which the contract holders primarily assume the investment risk. Large Case Pensions earns a management fee on these separate accounts.

In 1993, we discontinued our fully-guaranteed Large Case Pensions products. Refer to Note 19 “Discontinued Products” to our audited consolidated financial statements for the three-year period ended December 31, 2017 included in Exhibit 99.1 to CVS Health Corporation’s Current Report on Form 8-K filed on February 28, 2018 for additional information.

Regulation

For information regarding significant regulation that affects us, refer to “Regulatory Environment” below and for a discussion of certain factors that may cause our actual results to differ from currently anticipated results in connection with regulation that affects us, see “Risk Factors” included in Exhibit 99.2 to this Current Report on Form 8-K.

Patents and Trademarks

We own a number of trademarks and patents that are important to Aetna. Some of the trademarks include Aetna, as well as the corresponding Aetna design logo, Aetna Navigator®, ActiveHealth®, bswift®, CareEngine®, Coventry®, DocFind®, Healthy Merits®, iTriage®, Meritain Health®, NeoCare Solutions®, PayFlex®, Springboard Marketplace®, Wellmatch®, You Don’t Join Us, We Join You®, Resources for Living®, Aetna vHealthSM and Building a Healthier World®. Some of our patents include the CareEngine patent that expires in 2021 and the Master Patient Index patent that expires in 2029. We consider these patents and trademarks and our other patents, trademarks and trade names important in the operation of our business. However, our business, including that of each of our individual segments, is not dependent on any individual patent, trademark or trade name.

Employees

We had approximately 47,950 employees at December 31, 2017.

Customer Concentration

The U.S. federal government is a significant customer of both the Health Care segment and the Company as described below:

•	Premiums and fees and other revenue paid by the federal government accounted for 36% of the Health Care segment’s revenue and 34% of our consolidated total revenue in 2017.

•	Contracts with CMS for coverage of Medicare-eligible individuals accounted for 87% of our federal government premiums and fees and other revenue, with the balance coming from federal employee-related benefit programs and ACA programs. No other individual customer, in any of our segments, accounted for 10% or more of our consolidated total revenue in 2017.

•	Our Medicaid products accounted for 14% of our Health Care segment’s revenue and 13% of our consolidated total revenue in 2017. However, no individual state government agency accounted for more than 10% of our consolidated total revenue or the Health Care segment’s revenue in 2017.

Other than our contracts with CMS, our segments are not dependent upon a single customer or a few customers the loss of which would have a significant effect on the earnings of a segment. The loss of business from any one, or a few, independent brokers or agents would not have a material adverse effect on our earnings or the earnings of any of our segments. Refer to Note 18 “Segment Information” to our audited consolidated financial statements for the three-year period ended December 31, 2017 included in Exhibit 99.1 to CVS Health Corporation’s Current Report on Form 8-K filed on February 28, 2018 for additional information.

REGULATORY ENVIRONMENT

General

Our operations are subject to comprehensive United States federal, state and local and comparable multiple levels of international regulation in the jurisdictions in which we do business. The laws and rules governing our business and interpretations of those laws and rules continue to expand and become more restrictive each year and are subject to frequent change. The current U.S. presidential administration and the control of the U.S. Congress by a single political party increase the likelihood of significant changes in those laws and rules, including the ACA. There also continues to be a heightened level of review and/or audit by federal, state and international regulators of the health and related benefits industry’s business and reporting practices.

We must obtain and maintain regulatory approvals to price, market and administer many of our products. Supervisory agencies, including CMS, the Center for Consumer Information and Insurance Oversight (“CCIIO”) and the Department of Labor (“DOL”), as well as state health, insurance, managed care and Medicaid agencies and state boards of pharmacy have broad authority to take one or more of the following actions:

•	Grant, suspend and revoke our licenses to transact business;

•	Suspend or exclude us from participation in government programs;

•	Suspend or limit our authority to market products;

•	Regulate many aspects of the products and services we offer, including the pricing and underwriting of many of our products and services;

•	Audit us and our performance of our contracts, which can, among other things, affect our Medicare Advantage plans’ and Medicare Part D Prescription Drug plans’ (“PDPs’”) star ratings;

•	Assess damages, fines and/or penalties;

•	Terminate our contract with the government agency and/or withhold payments from the government agency to us;

•	Impose retroactive adjustments to premiums and require us to pay refunds to the government, customers and/or members;

•	Restrict our ability to conduct acquisitions or dispositions;

•	Require us to maintain minimum capital levels in our companies and monitor our solvency and reserve adequacy;

•	Regulate our investment activities on the basis of quality, diversification and other quantitative criteria; and/or

•	Exclude our plans from participating in Public Exchanges if they are deemed to have a history of “unreasonable” premium rate increases or fail to meet other criteria set by the U.S. Department of Health and Human Services (“HHS”) or the applicable state.

Our operations, current and past business practices, current and past contracts, and accounts and other books and records are subject to routine, regular and special investigations, audits, examinations and reviews by, and from time to time we receive subpoenas and other requests for information from, federal, state and international supervisory and enforcement agencies, attorneys general and other state, federal and international governmental authorities and legislators. See “Audits and Investigations” below in this Regulatory Environment section for additional information on these matters.

The ACA made broad-based changes to the U.S. health care system. On January 20, 2017, the President signed an executive order that gives the regulatory agencies that enforce the ACA the authority to interpret regulations issued under the ACA in a way that limits fiscal burdens on states and financial or regulatory burdens on individuals, providers, health insurers and others. The practical implications of that order are unclear, and the future of the ACA is uncertain. While we anticipate continued efforts in 2018 and beyond to modify, repeal or replace the ACA, we expect aspects of the ACA to continue to significantly impact our business operations and operating results, including our pricing, our MBRs and the geographies in which our products are available. The ACA has presented us with business opportunities, but also with financial and regulatory challenges. Most of the ACA’s key components were phased in during or prior to 2014, including Public Exchanges, required minimum Medical Loss Ratios (“MLR”) in Commercial and Medicare products, the individual coverage mandate, guaranteed issue, rating limits in individual and small group products, significant new industry-wide fees, assessments and taxes, enhanced premium rate review and disclosure processes, reduced Medicare Advantage payment rates to insurers, and linking Medicare Advantage payments to a plan’s CMS quality performance ratings or “star ratings.” The effects of these changes are reflected in our operating results. If the ACA is not amended, repealed or replaced, certain of its components will continue to be phased in until 2022.

We expect to continue to dedicate significant resources and incur significant expenses during 2018 to comply with the ACA as currently enacted and implement and comply with changes to the ACA as well as state level health care reform. While most of the significant aspects of the ACA became effective during or prior to 2014, parts of the ACA continue to evolve through the promulgation of executive orders, regulations and guidance. Additional changes to the ACA and those regulations and guidance at the federal and/or state level are likely, and those changes are likely to be significant. Growing state and federal budgetary pressures make it more likely that any changes, including changes at the state level in response changes to, or repeal or replacement of, the ACA and/or changes in the funding levels and/or payment mechanisms of federally supported benefit programs, will be adverse to us. Given the inherent difficulty of foreseeing the nature and scope of future changes to the ACA and how states, businesses and individuals will respond to those changes, we cannot predict the impact on us of future changes to the ACA. It is reasonably possible that repeal or replacement of or other changes to the ACA and/or states’ responses to such changes, in the aggregate, could have a significant adverse effect on our business operations and operating results.

Potential repeal of the ACA, ongoing legislative, regulatory and administrative policy changes to the ACA, the results of congressional and state level elections, pending litigation challenging aspects of the law or funding for the law and federal budget negotiations continue to create uncertainty about the ultimate impact of the ACA. Examples of recent administrative policy, legislative and regulatory changes include: the January 2018 suspension of the HIF for 2019 and delay of the “Cadillac” tax on high-cost employer sponsored health coverage until 2022; the December 2017 TCJA, which repealed the ACA’s individual mandate and related penalties; the January 20, 2017 and October 12, 2017 executive orders relating to the ACA; the federal government’s October 2017 curtailment of payments related to the Cost-Sharing Subsidy Program; the November 2016 HHS announcement that risk corridor collections for the 2015 program year would be applied first to amounts owed to plans for the 2014 program year; and the May 2016 final regulations relating to the ACA’s non-discrimination requirements. The pending litigation challenging the ACA includes challenges by various states of the federal government’s decision to curtail payments related to the Cost-Sharing Subsidy Program. The time frame for conclusion and final outcome and ultimate impact of this litigation are uncertain.

As described above, the availability of funding for the ACA’s temporary risk corridor program is an example of this uncertainty. We continue to believe that receipt of any risk corridor payment from HHS for the 2016 or 2015 program year and receipt of such payments in excess of the announced prorated amount for the 2014 program year are uncertain. At December 31, 2017, we had an immaterial receivable for the remaining 2014 program year prorated amount that had not been collected from HHS and no receivable for either of the 2015 or 2016 program years. 2016 was the last program year for the ACA’s risk corridor program. On-going uncertainty regarding the funding of ACA-related programs and subsidies can be expected to create additional instability in the marketplace.

In addition to efforts to amend, repeal or replace the ACA and the related regulations, the federal and state governments also continue to enact and seriously consider many other broad-based legislative and regulatory proposals that have had a material impact on or could materially impact various aspects of the health care and related benefits system and our business. We cannot predict whether pending or future federal or state legislation or court proceedings, including future U.S. Congressional appropriations, will change various aspects of the health care and related benefits system or the ACA or the impact those changes will have on our business operations or operating results, but the effects could be materially adverse.

The expansion of health care coverage contemplated by the ACA is being funded in part by reductions to the reimbursements we and other health plans are paid by the federal government for our Medicare members, among other sources. While not all-inclusive, the following are some of the key provisions of the ACA (assuming it continues to be implemented in its current form) that become effective on or after January 1, 2018. We continue to evaluate these provisions and the related regulations and regulatory guidance to determine the impact that they will have on our business operations and operating results:

•	Closure of the gap in coverage for Medicare Part D prescription drug coverage (the so-called “donut hole”) which began to close in 2010 and will incrementally close until the coverage gap is eliminated in 2019.

•	The imposition on us and other health insurers, health plans and other market participants of significant fees, assessments and taxes, including the industry-wide reinsurance assessment of $5 billion in 2016 and an annual non-tax deductible industry-wide $14.3 billion HIF for 2018, which was zero in 2017. On January 22, 2018, the HIF was suspended for 2019. As currently enacted, the HIF will increase in 2020 and annually thereafter. As a result of the 2018 reinstatement of the HIF, we expect our share of the applicable 2018 ACA fees, assessments and taxes to be approximately $930 million.

•	A non-tax deductible 40% excise tax on employer-sponsored health care benefits above a certain threshold beginning in 2022.

•	Reduced funding for Medicaid expansion, which began in 2017.

The ACA also specifies minimum MLRs for our Commercial and Medicare Insured products, specifies features required to be included in Commercial benefit designs, limits Commercial individual and small group rating and pricing practices, encourages additional competition (including potential incentives for new market entrants) and significantly increases federal and state oversight of health plans, including regulations and processes that could delay or limit our ability to appropriately increase our health plan premium rates. This in turn could adversely affect our ability to continue to participate in certain product lines and/or geographies we serve today.

In addition, the ACA ties a portion of each Medicare Advantage plan’s reimbursement to the achievement of favorable CMS quality performance measures (“star ratings”). Since 2015, only Medicare Advantage plans with an overall star rating of four or more stars (out of five stars) are eligible for a quality bonus in their basic premium rates. As a result, our Medicare Advantage plans’ operating results in 2018 and going forward will be significantly affected by their star ratings. For additional information on CMS’s stars program and our related performance, see “Medicare” below in this Regulatory Environment section.

In 2017, state legislatures focused on state budgets and taxes (including new assessments on health care premiums), stabilizing the health insurance marketplace, provider network composition and provider directory accuracy requirements, pharmacy benefit and drug coverage requirements, Medicaid reforms, “surprise” billing of members and health care delivery system transformation. At the state level, all 50 U.S. states and the District of Columbia will hold regular legislative sessions in 2018. We expect additional state level legislation and regulatory activity that impacts our businesses to be enacted in 2018, including potentially significant changes in small group and Medicaid products and/or programs in response to or in anticipation of reduced federal funding and other state budgetary pressures and/or the adverse impact of actual and/or expected changes to the ACA and other federal programs on state citizens, programs, and budgets. In addition, independent of federal efforts, we expect many states to continue to consider legislation or regulations that affect privately-financed health insurance arrangements and/or public programs, including changes to Medicaid program eligibility rules and/or benefits, imposing requirements on the composition of our provider networks and the accuracy of our provider directories, mandating specific benefit coverages, and enhancing consumer transparency on provider network composition as well as cost and quality of care. For example, regulators or legislatures in a number of states have implemented or are considering limits on premium rate increases, either by enforcing existing legal requirements more stringently or proposing different regulatory standards or procedures for reviewing proposed premium rate changes, as well as imposing taxes on insurers and other health plans to finance Public Exchanges, Medicaid and other state programs. If any elements of the ACA are repealed at the federal level, we expect that some states would seek to enact similar requirements, such as prohibiting pre-existing condition exclusions, prohibiting rescission of insurance coverage, requiring coverage for dependents up to age 26, requiring guaranteed renewability of insurance coverage and prohibiting lifetime limits on insurance coverage.

We cannot predict what provisions legislation or regulation will contain in any state or what effect legislation or regulation will have on our business operations or operating results, but the effect could be materially adverse.

Health Care Regulation

General

Federal, state, local and foreign governments have adopted comprehensive laws and regulations that govern our business activities in various ways. Differing approaches to state insurance regulation and varying enforcement philosophies may materially and adversely affect our ability to standardize our products and services across state lines. These laws and regulations, including the ACA, restrict how we conduct our business and result in additional burdens and costs to us.

In addition to the expanded regulation created by the ACA discussed above, significant areas of governmental regulation include premium rates and rating methodologies, underwriting rules and procedures, required benefits, sales and marketing activities, health care provider rates of payment, restrictions on health plans’ ability to limit providers’ participation in their networks and/or remove providers from their networks, pharmacy and pharmacy benefit management operations and financial position (including reserves and minimum capital or risk based capital requirements). These laws and regulations are different in each jurisdiction and vary from product to product.

Each health insurer and HMO must file periodic financial and operating reports with the states in which it does business. In addition, health insurers and HMOs are subject to state examination and periodic license renewal. Applicable laws also restrict the ability of our regulated subsidiaries to pay dividends, and certain dividends require prior regulatory approval. In addition, some of our business and related activities may be subject to preferred provider organization (“PPO”), managed care organization, utilization review or third-party administrator-related licensure requirements and regulations. These licensure requirements and regulations differ from state to state, but may contain health care provider network, contracting, product and rate, financial and reporting requirements. There also are laws and regulations that set specific standards for our delivery of services, payment of claims, fraud prevention, protection of consumer health information, payment for covered benefits and services and escheatment of funds to states. Our pharmacy benefit management (“PBM”) services suppliers, including CaremarkPCS Health, L.L.C. (and its predecessors, collectively “Caremark”, a wholly-owned subsidiary of CVS Health), also are subject to extensive federal and state regulation, including many of the items described above.

Pricing and Underwriting Restrictions

Pricing and underwriting regulation by states limits our underwriting and rating practices and those of other health insurers, particularly for small employer groups. Since 2014, as a result of the ACA, health insurers cannot vary small group premium rates based on individual members’ characteristics except for geography and limited variation for age and tobacco use. Since 2016, as a result of the ACA, states have the ability to expand the small group rating category to cover groups of up to 100 employees. Pricing and underwriting laws and regulations vary by state. In general, they apply to certain customer segments and limit our ability to set prices for new or renewing groups, or both, based on specific characteristics of the group or the group’s prior claim experience. In some states, these laws and regulations restrict our ability to price for the risk we assume and/or reflect reasonable costs in our pricing.

The ACA expanded the premium rate review process by, among other things, requiring our rates to be reviewed for “reasonableness” at either the state or the federal level. HHS established a federal premium rate review process that generally applies to proposed premium rate increases equal to or exceeding 10% (or a state specified threshold). HHS’s rate review process imposes additional public disclosure requirements as well as additional review on filings requesting premium rate increases equal to or exceeding this “reasonableness” threshold. These combined state and federal review requirements may prevent, further delay or otherwise affect our ability to price for the risk we assume, which could adversely affect our medical benefit ratios and operating results, particularly during periods of increased utilization of medical services and/or medical cost trend or when such utilization and/or trend exceeds our projections.

The ACA also specifies minimum MLRs of 85% for large group commercial products, 80% for individual and small group commercial products and 85% for Medicare Advantage and Medicare Part D plans. Since 2017, Medicaid managed care products, including those we offer, also are subject to a minimum MLR of 85% under a final rule issued by CMS in 2016. Because the ACA and the Medicaid minimum MLRs are structured as “floors” for many of their requirements, states have the latitude to enact more stringent rules governing its various restrictions. For Medicaid managed care and commercial products, states may adopt higher minimum MLR requirements, use more stringent definitions of “medical loss ratio,” incorporate minimum MLR requirements into prospective premium rate filings for commercial products, require prior approval of premium rates for commercial products, or impose other requirements related to minimum MLR. For example, Texas has expanded from 50 to 100 the maximum size of “small groups” that are subject to its minimum MLR requirements, and New York, New Jersey and California all have established state-specific minimum MLR requirements. Minimum MLR requirements and similar actions further limit the level of margin we can earn in our Insured business while leaving us exposed to medical costs that are higher than those reflected in our pricing. We also may be subject to significant fines, penalties, premium refunds and litigation if we fail to comply with minimum MLR laws and regulations. In addition, if a Medicare Advantage or Medicare Part D contract pays minimum MLR rebates for three consecutive years, it will become ineligible to participate in open enrollment. If a Medicare Advantage or Medicare Part D contract pays such rebates for five consecutive years, it will be terminated by CMS.

In addition, we requested significant increases in our premium rates in our small group Health Care business for 2018 and expect to continue to request significant increases in those rates for 2019 and beyond in order to adequately price for projected medical cost trends, required expansions of coverage and significant assessments, fees and taxes imposed by the federal and state governments, including the ACA. Our rates also must be adequate to reflect adverse selection in our products, particularly in small group products, which we expect to continue and potentially worsen in 2018 with the expiration of the ACA’s risk corridor and reinsurance programs at the end of 2016. These significant rate increases heighten the risks of adverse public and regulatory action and adverse selection and the likelihood that our requested premium rate increases will be denied, reduced or delayed, which could lead to operating margin compression.

Many of these laws and regulations also limit the differentials in premium rates insurers and other carriers may charge between new and renewal business, and/or between groups based on differing characteristics. They may also require that carriers disclose to customers the basis on which the carrier establishes new business and renewal premium rates and limit the ability of a carrier to terminate customers’ coverage. In addition, HHS’ rules on rates impose additional public disclosure requirements on any rate filings that exceed the “reasonableness” threshold and require additional review of those rates.

In addition, a number of states provide for a voluntary reinsurance mechanism to spread small group risk among participating insurers and other carriers. In a small number of states, participation in this pooling mechanism is mandatory for all small group carriers. In general, we have elected not to participate in voluntary pools. However, even in the voluntary pool states, we may be subject to certain supplemental assessments related to the state’s small group experience. Core elements of the ACA were designed to reduce or eliminate reliance on these state pooling mechanisms. If those elements of the ACA are modified, repealed or replaced, states may reinstate or expand their pooling requirements, including mandatory participation.

HIPAA Administrative Simplification, GLBA and Other Privacy, Security and Confidentiality Requirements

Federal, state and international privacy and security requirements change periodically because of legislation, regulations and judicial or administrative interpretation. The regulations under the administrative simplification provisions of the Health Insurance Portability and Accountability Act of 1996 (“HIPAA”), as further modified by the American Recovery and Reinvestment Act of 2009 (“ARRA”) and the ACA, also impose a number of additional obligations on issuers of health insurance coverage and health benefit plan sponsors.

HIPAA’s administrative simplification requirements apply to self-funded group health plans, health insurers and HMOs, health care clearinghouses and health care providers who transmit health information electronically (“Covered Entities”). Regulations adopted to implement administrative simplification also require that “business associates” (e.g., entities that provide services to health plans, such as electronic claims clearinghouses, print and fulfillment vendors, consultants, and us for the administrative services we provide to our ASC customers) acting for or on behalf of these Covered Entities be contractually obligated to meet HIPAA standards. The administrative simplification regulations establish significant criminal penalties and civil sanctions for noncompliance.

The HIPAA privacy regulations adopted by HHS establish limits on the use and disclosure of medical records and other individually identifiable health information (protected health information or “PHI”) by Covered Entities. Further, ARRA requires us and other Covered Entities to report any breaches of PHI to impacted individuals and to HHS and to notify the media in any states where 500 or more people are impacted by the unauthorized release or use of or access to PHI. Business associates must also comply with certain HIPAA provisions. In addition, ARRA establishes greater civil and criminal penalties for Covered Entities and business associates who fail to comply with HIPAA’s provisions and gives new enforcement rights to state attorneys general.

The HIPAA privacy regulations do not preempt more stringent state laws and regulations that may apply to us and other Covered Entities, including laws that place stricter controls on the release of information relating to specific diseases or conditions and requirements to notify members of unauthorized release or use of or access to PHI. Complying with additional state requirements requires us to make additional investments beyond those we have made to comply with the HIPAA regulations. HHS also has adopted security regulations designed to protect member health information from unauthorized use or disclosure. HHS has begun to audit health plans, providers and other parties to enforce HIPAA compliance, including with respect to data security.

The HIPAA privacy regulations provide patients with rights to understand and control how their health information is used. States also have adopted regulations to implement provisions of the Financial Modernization Act of 1999 (also known as Gramm-Leach-Bliley Act (“GLBA”)) which generally require insurers to provide customers with notice regarding how their non-public personal health and financial information is used and the opportunity to “opt out” of certain disclosures before the insurer shares such information with a non-affiliated third party. The GLBA regulations apply to health, life and disability insurance. Like HIPAA, GLBA sets a “floor” standard, allowing states to adopt more stringent requirements governing privacy protection.

The Cybersecurity Information Sharing Act of 2015 (“CISA”) encourages organizations to share cyber threat indicators with the federal government and, among other things, directs HHS to develop a set of voluntary cybersecurity best practices for organizations in the health care industry. In addition, states have begun to enact more comprehensive privacy laws and regulations addressing consumer rights to data protection or transparency. States also are starting to issue regulations and proposed regulations specifically related to cybersecurity, such as the regulations issued by the New York Department of Financial Services. Complying with conflicting cybersecurity regulations, which may differ from state to state, requires significant resources. In addition, differing approaches to state privacy and/or cyber-security regulation and varying enforcement philosophies may materially and adversely affect our ability to standardize our products and services across state lines. Widely-reported large scale U.S. commercial data breaches increase the likelihood that additional data security legislation will be considered by additional states. These legislative and regulatory developments will impact the design and operation of our businesses, including our Consumer Health and Services businesses, our privacy and security strategy and our web-based and mobile assets.

Other Legislative Initiatives and Regulatory Initiatives

In addition to the ACA, HIPAA and ARRA measures discussed above, the U.S. federal and state governments, as well as governments in other countries where we do business, continue to enact and seriously consider many other broad-based legislative and regulatory proposals that have had a material impact on or could materially impact various aspects of the health care and related benefits system. For example:

•	Under the Budget Control Act of 2011 (the “BCA”) and the American Taxpayer Relief Act of 2012 (the “ATRA”) significant, automatic across-the-board budget cuts (known as sequestration) began in March 2013, including Medicare spending cuts of not more than 2% of total program costs per year through 2024. CMS issued its final notice detailing final Medicare Advantage benchmark payment rates for 2018 (the “Final Notice”) in April 2017. Overall, we project the benchmark payment rates in the Final Notice will increase funding for our Medicare Advantage business, excluding the impact of coding trend, by less than 1 percent in 2018 compared to 2017. This 2018 rate increase only slightly offsets the challenge we face from the impact of the increasing cost of medical care (including prescription medications), the HIF and CMS local and national coverage decisions that require us to pay for services and supplies that are not factored into our bids. Significant uncertainty remains as to whether and how the U.S. Congress will proceed with actions that create additional federal revenue and/or with entitlement reform. We cannot predict future Medicare or Medicaid funding levels or the impact that future federal budget actions or entitlement program reform, if it occurs, will have on our business, operations or operating results, but the effects could be materially adverse, particularly on our Medicare and/or Medicaid revenues, medical benefit ratios and operating results.

•	The European Union’s (“EU’s”) General Data Protection Regulation will apply across the EU effective May 2018.

Other significant legislative and/or regulatory measures which are or recently have been under consideration include the following:

•	Restricting our ability to limit providers’ participation in our networks and/or remove providers from our networks by imposing network adequacy requirements or otherwise (including in our Medicare, Public Exchange and other Commercial products).

•	Imposing assessments on (or to be collected by) health plans or health carriers, which may or may not be passed onto their customers. These assessments may include assessments for insolvency, the uninsured, uncompensated care, Medicaid funding or defraying health care provider medical malpractice insurance costs.

•	Reducing federal and/or state government funding of government-sponsored health programs in which we participate, including Medicare and Medicaid programs.

•	Restricting or mandating health plan claim processing, review, payment and/or related procedures.

•	Mandating coverage for additional conditions and/or specified procedures, drugs or devices (for example, high cost pharmaceuticals, experimental pharmaceuticals and oral chemotherapy regimens).

•	Imposing requirements and restrictions on the administration of pharmacy benefits, including restricting or eliminating the use of formularies for prescription drugs; restricting our ability to require members to obtain drugs through a home delivery or specialty pharmacy; restricting our ability to place certain specialty or other drugs in the higher cost tiers of our pharmacy formularies; restricting our ability to make changes to drug formularies and/or our clinical programs; limiting or eliminating rebates on pharmaceuticals; restricting our ability to configure our pharmacy networks; and restricting or eliminating the use of certain drug pricing methodologies.

•	Regulating electronic connectivity.

•	Mandating or regulating the disclosure of health care provider fee schedules and other data about our payments to providers.

•	Mandating or regulating disclosure of health care provider outcome and/or efficiency information.

•	Prescribing or limiting members’ financial responsibility for health care or other covered services they utilize.

•	Assessing the medical device status of HIT products and/or solutions, mobile consumer wellness tools and clinical decision support tools, which may require compliance with U.S. Food and Drug Administration (“FDA”) requirements in relation to some of these products, solutions and/or tools.

•	Imposing payment levels for services rendered to our members by health care providers who do not have contracts with us.

•	Restricting the ability of employers and/or health plans to establish or impose member financial responsibility.

•	Amending or supplementing the Employee Retirement Income Security Act of 1974 (“ERISA”) to impose greater requirements on the administration of employer-funded benefit plans or limit the scope of current ERISA pre-emption, which would among other things expose us and other health plans to expanded liability for punitive and other extra-contractual damages and additional state regulation.

Some of the changes, if enacted, could provide us with business opportunities. However, it is uncertain whether we can counter the potential adverse effects of such potential legislation or regulation, including whether we can recoup, through higher premium rates, expanded membership or other measures, the increased costs of mandated coverage or benefits, assessments, fees, taxes or other increased costs, including the cost of modifying our systems to implement any enacted legislation or regulations.

Our business also may be affected by other legislation and regulations. The Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Financial Reform Act”) creates incentives for whistleblowers to speak directly to the government rather than utilizing internal compliance programs and reduces the burden of proof under the Foreign Corrupt Practices Act of 1977 (the “FCPA”).

Health savings accounts, health reimbursement arrangements and flexible spending accounts and certain of the tax, fee and subsidy provisions of the ACA also are regulated by the U.S. Department of the Treasury and the Internal Revenue Service (the “IRS”).

We also may be adversely impacted by court and regulatory decisions that expand or revise the interpretations of existing statutes and regulations or impose medical malpractice or bad faith liability. Federal and state courts continue to consider cases, and federal and state regulators continue to issue regulations and interpretations, bad faith liability for denial of medical claims, the scope of ERISA’s fiduciary duty requirements, the scope of the False Claims Act and the pre-emptive effect of ERISA on state laws.

Medicare

Our Medicare Advantage products compete directly with Original Medicare and Medicare Advantage products offered by other Medicare Advantage organizations and Medicare Supplement products offered by other insurers. Our Medicare PDP and Medicare Supplement products are complementary products that Medicare beneficiaries who are enrolled in Original Medicare purchase to enhance their Original Medicare coverage.

We continue to expand the number of counties in which we offer Medicare products and the Medicare products we offer. We expect to further expand our Medicare service area and products in 2018 and are seeking to substantially grow our Medicare membership, revenue and operating results over the next several years, including through growth in our Medicare Supplement products, which products are regulated at the state level. The organic expansion of our Medicare service area and Medicare products we offer and the Medicare-related provisions of the ACA significantly increase our exposure to funding and regulation of, and changes in government policy with respect to and/or funding or regulation of, the various Medicare programs in which we participate, including changes in the amounts payable to us under those programs and/or new reforms or surcharges on existing programs. For example, sequestration began in 2013 and resulted in an automatic reduction in Medicare reimbursements to health plans of not more than 2% of total program costs per year through 2024. In addition, the ACA as currently enacted contains further significant reductions in the reimbursements we receive for our Medicare Advantage members which were fully phased-in for 2017. Since the 2014 contract year, the ACA also has required minimum MLRs for Medicare Advantage and Medicare Part D plans of 85%. If a Medicare Advantage or Medicare Part D contract pays minimum MLR rebates for three consecutive years, it will become ineligible to participate in open enrollment. If a Medicare Advantage contract pays rebates for five consecutive years, it will be terminated by CMS.

Overall, we project the benchmark payment rates for 2018 in the Final Notice will increase funding for our Medicare Advantage business, excluding the impact of coding trend, by less than 1 percent in 2018 compared to 2017. This 2018 rate increase only slightly offsets the challenge we face from the impact of the increasing cost of medical care (including prescription medications), the HIF and CMS local and national coverage decisions that require us to pay for services and supplies that are not factored into our bids.

Our Medicare Advantage and PDP products are heavily regulated by CMS. The regulations and contractual requirements applicable to us and other private participants in Medicare programs are complex, expensive to comply with and subject to change. For example, in the second quarter of 2014, CMS issued a final rule implementing the ACA requirements that Medicare Advantage and PDP plans report and refund to CMS overpayments that those plans receive from CMS. The precise interpretation, impact and legality of this rule are not clear and are subject to pending litigation. We have invested significant resources to comply with Medicare standards, and our Medicare compliance efforts will continue to require significant resources. CMS may seek premium and other refunds, prohibit us from continuing to market and/or enroll members in or refuse to passively enroll members in one or more of our Medicare or Medicare-Medicaid demonstration (historically known as “dual eligible”) plans, exclude us from participating in one or more Medicare, dual eligible or dual eligible special needs plan programs and/or institute other sanctions and/or civil monetary penalties against us if we fail to comply with CMS regulations or our Medicare contractual requirements.

CMS regularly audits our performance to determine our compliance with CMS’s regulations and our contracts with CMS and to assess the quality of services we provide to Medicare Advantage and PDP beneficiaries. For example, CMS currently conducts risk adjustment data validation (“RADV”) audits of a subset of Medicare Advantage contracts for each contract year. The OIG also is auditing risk adjustment data of us and other companies, and we expect CMS and the OIG to continue auditing risk adjustment data. We also have produced documents and information to the Civil Division of the DOJ in cooperation with a current investigation of our patient chart review processes in connection with risk adjustment data submissions under Parts C and D of the Medicare program. In December 2015, CMS released a request for information (“RFI”) for a significant expansion of the RADV audit program. As described in the RFI, CMS would use third party auditors to attain its ultimate goal of subjecting all Medicare Advantage contracts to either a comprehensive or a targeted RADV audit for each contract year. Refer to “CMS Actions” in Note 17 “Commitments and Contingencies” to our audited consolidated financial statements for the three-year period ended December 31, 2017 included in Exhibit 99.1 to CVS Health Corporation’s Current Report on Form 8-K filed on February 28, 2018 for information on certain pending CMS audits.

A portion of each Medicare Advantage plan’s reimbursement is tied to the plan’s “star ratings.” The star rating system considers a variety of measures adopted by CMS, including quality of preventative services, chronic illness management, compliance and overall customer satisfaction. Our star ratings and past performance scores are adversely affected by compliance issues that arise in our Medicare operations, such as our distribution of inaccurate information regarding which pharmacies were part of our Medicare network and related $1 million civil monetary penalty in 2015, notices of non-compliance and warning letters in 2016 and notices of non-compliance in 2017.

Beginning in 2015, Medicare Advantage plans must have an overall star rating of four stars or higher (out of five stars) to qualify for a quality bonus in their basic premium rates. CMS released our 2018 star ratings in October 2017. Our 2018 star ratings will be used to determine which of our Medicare Advantage plans have ratings of four stars or higher and qualify for bonus payments in 2019. Based on our membership at December 31, 2017, 87% of our Medicare Advantage members were in plans with 2018 star ratings of at least 4.0 stars, compared to 92% of our Medicare Advantage members being in plans with star ratings of at least 4.0 stars based on our membership at December 31. 2016. CMS will release updated stars ratings in October 2018 that will be used to determine which of our Medicare Advantage plans have ratings of four stars or higher and qualify for bonus payments in 2020. In 2018 and going forward, our Medicare Advantage plans’ operating results will continue to be significantly affected by their star ratings. CMS continues to revise the star ratings system to make it harder to achieve four stars or more. Despite our success in maintaining high star ratings and other quality measures for 2018 and the continuation of our improvement efforts, there can be no assurances that we will be successful in maintaining or improving our star ratings in future years. Accordingly, our plans may not be eligible for full level quality bonuses, which could adversely affect the benefits such plans can offer, reduce membership and/or reduce profit margins.

We cannot predict future Medicare funding levels or the impact that future federal budget actions or entitlement program reform, if it occurs, will have on our business, operations or operating results, but the effects could be materially adverse, particularly on our Medicare and/or Medicaid revenues, medical benefit ratios and operating results. For example, the Federal government may seek to impose restrictions on the configuration of pharmacy or other provider networks for Medicare Advantage and/or PDP plans, or otherwise restrict the ability of these plans to alter benefits, negotiate prices or establish other terms to improve affordability or maintain viability of products. We currently believe that the payments we receive and will receive in the near term are adequate to justify our continued participation in the Medicare Advantage and PDP programs, although there are economic and political pressures to continue to reduce spending on the program, and this outlook could change.

Going forward, we expect CMS, the OIG, the DOJ, other federal agencies and the U.S. Congress to continue to scrutinize closely each component of the Medicare program (including Medicare Advantage, PDP, demonstration projects such as Medicare-Medicaid plans and provider network access and adequacy), modify the terms and requirements of the program and possibly seek to recast or limit private insurers’ role. It is not possible to predict the outcome of this Congressional or regulatory activity, any of which could adversely affect us.

Medicaid

We are seeking to substantially grow our Medicaid, dual eligible and dual eligible special needs plan businesses over the next several years. As a result, we also are increasing our exposure to changes in government policy with respect to and/or regulation of the various Medicaid, dual eligible and dual eligible special needs plan programs in which we participate, including changes in the amounts payable to us under those programs.

In April 2016, CMS issued a final rule that overhauls the entire Medicaid managed care delivery system. The final rule represents the first update to Medicaid managed care regulations since 2002. Among other things the final rule requires Medicaid products to have a minimum MLR of 85%; establishes a Medicaid managed care quality rating system; and establishes provider network adequacy requirements. The minimum MLR requirements were effective beginning in 2017.

The impact of Medicaid expansion under the ACA is uncertain. The future of the ACA is uncertain, and states may opt out of the elements of the ACA requiring expansion of Medicaid coverage without losing their current federal Medicaid funding. To date, a number of states and the District of Columbia have expanded Medicaid coverage to the higher eligibility levels contemplated by the ACA. In addition, the election of new governors and/or state legislatures may impact states’ previous decisions regarding Medicaid expansion. In 2017, federal funding for expanded Medicaid coverage began to decrease, and proposals for substantial changes to federal funding of state Medicaid programs are likely to be considered in 2018 and beyond, including the possibility of converting federal Medicaid support to block grants and per capita caps on federal funding. Uncertainty regarding federal funding is causing and will continue to cause states to re-evaluate their Medicaid expansions and consider new assessments, fees and/or taxes on health plans. That re-evaluation may adversely affect Medicaid payment rates, our revenues and our Medicaid membership in those states.

The economic aspects of the Medicaid, dual eligible and dual eligible special needs plan business vary from state to state and are subject to frequent change. Medicaid premiums are paid by each state and differ from state to state. The federal government and certain states also are considering proposals and legislation for Medicaid and dual eligible program reforms or redesigns, including further program, population and/or geographic expansions of risk-based managed care, increasing beneficiary cost-sharing or payment levels, and changes to benefits, reimbursement, eligibility criteria, provider network adequacy requirements (including requiring the inclusion of specified high cost providers in our networks) and program structure. In some states, current Medicaid and dual eligible funding and premium revenue may not be adequate for us to continue program participation due to state and federal budgetary constraints and continuing efforts to reduce health care costs. In addition, our Medicaid and dual eligible contracts with states (or sponsors of Medicaid managed care plans) are subject to cancellation by the state (or the sponsors of the managed care plans) after a short notice period without cause (for example, when a state discontinues a managed care program) or in the event of insufficient state funding.

Our Medicaid, dual eligible and dual eligible special needs plan products also are heavily regulated by CMS and state Medicaid agencies, which have the right to audit our performance to determine compliance with CMS contracts and regulations. Our Medicaid products, dual eligible products and Children’s Health Insurance Program (“CHIP”) contracts also are subject to complex federal and state regulations and oversight by state Medicaid agencies regarding the services we provide to Medicaid enrollees, payment for those services, network requirements (including mandatory inclusion of specified high-cost providers), and other aspects of these programs, and by external review organizations which audit Medicaid plans on behalf of the state Medicaid agencies. The laws, regulations and contractual requirements applicable to us and other participants in Medicaid and dual eligible programs, including requirements that we submit encounter data to the applicable state agency, are extensive, complex and subject to change. We have invested significant resources to comply with these standards, and our Medicaid and dual eligible program compliance efforts will continue to require significant resources. CMS and/or state Medicaid agencies may fine us, withhold payments to us, seek premium and other refunds, terminate our existing contracts, elect not to award us new contracts or not to renew our existing contracts, prohibit us from continuing to market and/or enroll members in or refuse to automatically assign members to one or more of our Medicaid or dual eligible products, exclude us from participating in one or more Medicaid or dual eligible programs and/or institute other sanctions and/or civil monetary penalties against us if we fail to comply with CMS or state regulations or contractual requirements.

We cannot predict whether pending or future federal or state legislation or court proceedings will change various aspects of the Medicaid program, nor can we predict the impact those changes will have on our business operations or operating results, but the effects could be materially adverse.

Federal Employees Health Benefits Program (“FEHB”)

Our subsidiaries contract with the Office of Personnel Management (the “OPM”) to provide managed health care services under the FEHB program in their service areas. These contracts with the OPM and applicable government regulations establish premium rating arrangements for this program. OPM regulations require that community-rated FEHB plans meet a FEHB program-specific MLR by plan code and market. Managing to these rules is complicated by the simultaneous application of the minimum MLR standards and associated premium rebate requirements of the ACA. We also manage certain FEHB plans on a “cost-plus” basis. The OPM conducts periodic audits of its contractors to, among other things, verify that plans meet their applicable FEHB program-specific MLR and the premiums established under the OPM’s insured contracts and costs allocated pursuant to the OPM’s cost-based contracts are in compliance with the requirements of the applicable FEHB program. The OPM may seek premium refunds or institute other sanctions against us if we fail to comply with the FEHB program requirements.

The Employee Retirement Income Security Act of 1974

The provision of services to certain employee benefit plans, including certain Health Care, Group Insurance and Large Case Pensions benefit plans, is subject to ERISA, a complex set of laws and regulations subject to interpretation and enforcement by the IRS and the U.S. Department of Labor (the “DOL”). ERISA regulates certain aspects of the relationships between us and employers who maintain employee benefit plans subject to ERISA. Some of our administrative services and other activities also are subject to regulation and/or review by the DOL under ERISA. ERISA generally preempts all state and local laws that relate to employee benefit plans, but the extent of the pre-emption continues to be reviewed by courts.

Some of our Health Care, Group Insurance and Large Case Pensions products and services and related fees we charge also are subject to potential issues raised by certain judicial interpretations relating to ERISA. Under those interpretations, together with DOL regulations, we may have ERISA fiduciary duties with respect to certain general account assets held under contracts that are not guaranteed benefit policies. As a result, certain transactions related to those assets are subject to conflict of interest and other restrictions, and we must provide certain disclosures to policyholders annually. We must comply with these restrictions or face substantial penalties.

HMO, Insurance Holding Company and Other State Laws

A number of states, including Pennsylvania and Connecticut, regulate affiliated groups of insurers and HMOs such as the Company under holding company statutes. These laws may, among other things, require us and our subsidiaries to maintain certain levels of equity and require prior regulatory approval of material intercompany transfers of assets as well as transactions between the regulated companies and their affiliates, including their parent holding companies. We expect the states in which our insurance and HMO subsidiaries are licensed to continue to expand their regulation of the corporate governance and internal control activities of our insurance companies and HMOs.

The states of domicile of our regulated subsidiaries have statutory risk-based capital, or “RBC”, requirements for health and other insurance companies and HMOs based on the RBC Model Act. These RBC requirements are intended to assess the capital adequacy of life and health insurers and HMOs, taking into account the risk characteristics of a company’s investments and products. The RBC Model Act sets forth the formula for calculating RBC requirements, which are designed to take into account asset risks, insurance risks, interest rate risks and other relevant risks with respect to an individual company’s business. In general, under these laws, an insurance company or HMO must submit a report of its RBC level to the insurance department or insurance commissioner of its state of domicile for each calendar year. At December 31, 2017, the RBC level of each of our insurance and HMO subsidiaries was above the level that would require regulatory action.

In addition, changes to regulations or the interpretation of those regulations due to regulators’ increasing concerns regarding insurance company and/or HMO solvency due, among other things, to recent and expected payor insolvencies, could negatively impact our business in various ways, including through increases in solvency fund assessments, requirements that the Company hold greater levels of capital and/or delays in approving dividends from regulated subsidiaries.

For information regarding restrictions on certain payments of dividends or other distributions by our HMO and insurance company subsidiaries, refer to Note 13 “Shareholders’ Equity” to our audited consolidated financial statements for the three-year period ended December 31, 2017 included in Exhibit 99.1 to CVS Health Corporation’s Current Report on Form 8-K filed on February 28, 2018.

The holding company laws for the states of domicile of Aetna and certain of its subsidiaries also restrict the ability of any person to obtain control of an insurance company or HMO without prior regulatory approval. Under those statutes, without such approval (or an exemption), no person may acquire any voting security of an insurance holding company (such as our parent company, Aetna Inc.) that controls an insurance company or HMO, or merge with such a holding company, if as a result of such transaction such person would control the insurance holding company. Control is generally defined as the direct or indirect power to direct or cause the direction of the management and policies of a person and is presumed to exist if a person directly or indirectly owns or controls 10% or more of the voting securities of another person.

Our workers’ compensation business includes the comparison of medical claims data against the applicable state’s fee schedule pricing, including applicable regulations and clinical guidelines. State fee schedules, which typically represent the maximum reimbursement for medical services provided to the injured worker, differ by state and change as state laws and regulations are passed and/or amended. Our workers’ compensation business also includes PBM and care management services, both of which are regulated at the state level. Our workers’ compensation customers include insurance carriers and TPA’s who also are regulated at the state level. The laws and regulations applicable to us and other participants in the workers’ compensation business are extensive, complex and subject to change. We have invested significant resources to comply with these standards, and our workers’ compensation compliance efforts will continue to require significant resources. We may be subject to significant fines, penalties and litigation if we fail to comply with those laws and regulations.

Audits and Investigations

We and our vendors and other downstream entities typically have been, are currently and may in the future be involved in various governmental investigations, audits, examinations, reviews, subpoenas and other requests for information, the intensity and scope of which continue to increase. These include routine, regular and special investigations, audits, examinations and reviews by, as well as subpoenas and other requests for information from, CMS, HHS (including the Office of Civil Rights), various state insurance and health care regulatory authorities, state attorneys general, treasurers and offices of inspector general, the CCIIO, the Office of the Inspector General (the “OIG”), the OPM, the DOL, the Treasury, the FDA, committees, subcommittees and members of the U.S. Congress, the DOJ, the U.S. Federal Trade Commission (the “FTC”), the Office of Foreign Assets Control (“OFAC”) of the Treasury, U.S. attorneys and other state, federal and international governmental authorities.

For example, certain of our Medicare Advantage plans are currently under audit for, among other things, compliance with coding and other requirements under the Medicare risk adjustment model; we have produced documents and information to the Civil Division of the DOJ in cooperation with a current investigation of our patient chart review processes in connection with risk adjustment data submissions under Parts C and D of the Medicare program; federal and state auditors are challenging our Commercial business compliance with the ACA’s minimum MLR requirements; federal auditors are challenging our FEHB plans’ compliance with the OPM’s FEHB program specific minimum MLR requirements; and our Commercial business is subject to audits related to the ACA’s risk adjustment and reinsurance data since those programs were implemented in 2014. HHS also has begun to audit health plans, providers and other parties to enforce HIPAA compliance, including with respect to data security. Such government actions may, among other things, prevent or delay us from implementing planned premium rate increases and have resulted and may result in restrictions on our business, changes to or clarifications of our business practices, retroactive adjustments to premiums, refunds to members or the government, withholding of premium payments to us by government agencies, payments under insurance policies prior to those payments being due under the terms of the policy, assessments of damages, civil or criminal fines or penalties (including under the federal false claims act (the “False Claims Act”)), or other sanctions, including the possible suspension or loss of licensure and/or suspension or exclusion from participation in government programs.

A significant number of states are investigating life insurers’ and health insurers’ claims payment and related escheat practices. For additional information on these life insurance matters, refer to “Life and Disability Insurance” below in this Regulatory Environment section.

Refer to “Litigation and Regulatory Proceedings” in Note 17 “Commitments and Contingencies” to our audited consolidated financial statements for the three-year period ended December 31, 2017 included in Exhibit 99.1 to CVS Health Corporation’s Current Report on Form 8-K filed on February 28, 2018 for more information regarding pending audits and investigations.

Federal and State Reporting

We are subject to extensive financial and business reporting requirements, including penalties for inaccuracies and/or omissions, at both the state and federal level. Our ability to comply with certain of these requirements depends on receipt of information from third parties that may not be readily available or reliably provided in all instances. We are and will continue to be required to modify our information systems, dedicate significant resources and incur significant expenses to comply with these requirements. However, we cannot eliminate the risks of unavailability of or errors in our reports.

Fraud, Waste and Abuse Laws

Federal and state governments have made investigating and prosecuting health care fraud, waste and abuse a priority. Fraud, waste and abuse prohibitions encompass a wide range of activities, including kickbacks or other inducements for referral of members or for the coverage of products (such as prescription drugs) by a plan, billing for unnecessary medical services by a health care provider, improper marketing, and violations of patient privacy rights. Companies involved in public health care programs such as Medicare and/or Medicaid are required to maintain compliance programs to detect and deter fraud, waste and abuse, and are often the subject of fraud, waste and abuse investigations and audits. The regulations and contractual requirements applicable to us and other participants in these public-sector programs are complex and subject to change. Although our compliance program is designed to meet all statutory and regulatory requirements, our policies and procedures are frequently under review and subject to updates, and our training and education programs continue to evolve. We have invested significant resources to comply with Medicare and Medicaid program standards. Ongoing vigorous law enforcement and the highly technical regulatory scheme mean that our compliance efforts in this area will continue to require significant resources.

Federal and State Laws and Regulations Governing Submission of Information and Claims to Agencies

We are subject to federal and state laws and regulations that apply to the submission of information and claims to various government agencies. For example, the False Claims Act provides, in part, that the federal government may bring a lawsuit against any person or entity who the government believes has knowingly presented, or caused to be presented, a false or fraudulent request for payment from the federal government, or who has made a false statement or used a false record to get a claim approved. There also is False Claims Act liability for knowingly or improperly avoiding repayment of an overpayment received from the government and/or failing to promptly report and return any such overpayment. The federal government, whistleblowers and some courts have taken the position that claims presented in violation of other statutes, such as the federal anti-kickback statute, may be considered a violation of the False Claims Act. In addition, the ACA may have expanded the jurisdiction of, and our exposure to, the False Claims Act to products that are sold on Public Exchanges or otherwise subject to the ACA. Violations of the False Claims Act are punishable by treble damages and penalties of up to a specified dollar amount per false claim. In addition, a special provision under the False Claims Act allows a private person (for example, a “whistleblower” such as a disgruntled current or former competitor, member or employee) to bring an action under the False Claims Act on behalf of the government alleging that a company has defrauded the federal government and permits the private person to share in any settlement of, or judgment entered in, the lawsuit.

A number of states, including states in which we operate, have adopted their own false claims acts and whistleblower provisions that are similar to the False Claims Act. Companies in the health and related benefits industry, including ours, frequently are subject to actions under the False Claims Act or similar state laws.

Product Design and Administration and Sales Practices

State and/or federal regulatory scrutiny of health care benefit and life insurance product design and administration and marketing and advertising practices, including the filing of insurance policy forms, the adequacy of provider networks, the accuracy of provider directories, and the adequacy of disclosure regarding products and their administration, is increasing as are the penalties being imposed for inappropriate practices. Medicare, Medicaid and dual eligible products and products offering more limited benefits in particular continue to attract increased regulatory scrutiny.

Guaranty Fund Assessments/Solvency Protection

Under guaranty fund laws existing in all states, insurers doing business in those states can be assessed (in most states up to prescribed limits) for certain obligations of insolvent insurance companies to policyholders and claimants. The life and health insurance guaranty associations in which we participate that operate under these laws respond to insolvencies of long-term care insurers as well as health insurers. Our assessments generally are based on a formula relating to our health care premiums in the state compared to the premiums of other insurers. Certain states allow assessments to be recovered over time as offsets to premium taxes. Some states have similar laws relating to HMOs and/or other payors such as not-for-profit consumer governed health plans established under the ACA. Refer to “Guaranty Fund Assessments, Market Stabilization and Other Non-Voluntary Risk Sharing Pools” in Note 17 “Commitments and Contingencies” to our audited consolidated financial statements for the three-year period ended December 31, 2017 included in Exhibit 99.1 to CVS Health Corporation’s Current Report on Form 8-K filed on February 28, 2018 for more information on the liquidation of Penn Treaty and certain assessments to which our HMOs are subject. Penn Treaty was placed in liquidation in March, 2017, as a result of which we recorded an estimated liability and expense of $231 million pretax in the first quarter of 2017. While historically we have ultimately recovered more than half of guaranty fund assessments through statutorily permitted premium tax offsets, significant increases in assessments could lead to legislative and/or regulatory actions that may limit future offsets.

Regulation of Pharmacy Operations

Caremark has provided certain PBM services to us and certain of our customers and members since January 1, 2011. As amended, our PBM agreement with Caremark has a term ending in December 2022, although we have certain termination rights beginning in January 2020. Express Scripts also provides certain PBM services to a portion of our Commercial and Medicaid customers and members under an agreement with a term ending in 2018 with an option to extend thereafter. Express Scripts also provided PBM services to a portion of our Medicare members in 2015.

Notwithstanding our contracting with our PBM services suppliers, we remain responsible to regulators and members for the delivery of PBM services. In addition, we continue to operate two home delivery pharmacy facilities and one specialty pharmacy facility (our “Pharmacies”) and utilize certain pharmacies of our PBM services suppliers. Our Pharmacies dispense pharmaceuticals throughout the U.S. and are participating providers in Medicare, Medicare Part D and various Medicaid programs. The pharmacy practice is generally regulated at the state level by state boards of pharmacy. Our Pharmacies are required to be licensed in the state where they are located, as well as the states that require registration or licensure of home delivery pharmacies with the state’s board of pharmacy or similar regulatory body. Our Pharmacies also must register with the U.S. Drug Enforcement Administration and individual state controlled substance authorities in order to dispense controlled substances and must comply with applicable Medicare, Medicaid and other provider rules and regulations, including the False Claims Act, state false claims acts and federal and state anti-kickback laws. Our PBM services suppliers’ owned and contracted pharmacies are subject to these same licensing requirements and other laws and regulations. The loss or suspension of any such licenses or registrations could have a material adverse effect on our ability to meet our contractual obligations to our customers, which could, in turn, have a material adverse effect on our pharmacy business and/or operating results.

Regulation of Pharmacy Benefit Management Operations

Our PBM services are regulated directly and indirectly at the federal and state levels, including being subject to the False Claims Act and state false claims acts and federal and state anti-kickback laws. These laws and regulations govern, and proposed legislation and regulations may govern, critical PBM practices, including disclosure, receipt and retention of rebates and other payments received from pharmaceutical manufacturers; use of, administration of, and/or changes to drug formularies, maximum allowable cost list pricing, average wholesale prices and/or clinical programs; disclosure of data to third parties; drug utilization management practices; the level of duty a PBM owes its customers; configuration of pharmacy networks; the operations of our Pharmacies (including audits of our Pharmacies); disclosure of negotiated provider reimbursement rates; disclosure of fees associated with administrative service agreements and patient care programs that are attributable to members’ drug utilization; and registration or licensing of PBMs. Failure by us or one of our PBM services suppliers to comply with these laws or regulations could result in material fines and/or sanctions and could have a material adverse effect on our operating results.

Life and Disability Insurance

Our life and disability insurance operations are subject to extensive regulation. Changes in these regulations, such as expanding the definition of disability or mandating changes to claim payment, determination and/or settlement practices, could have a material adverse impact on our life insurance and/or disability insurance operations and/or operating results. Legislation has been enacted or introduced in a number of states requiring life insurers to take additional steps to identify unreported deceased policy holders, and make other changes to their claim payment and related escheat practices, including consultation of certain databases. A significant number of states are investigating life insurers’ claims payment and related escheat practices, and these investigations have resulted in significant charges to earnings by other life insurers in connection with related settlement agreements. We have received requests for information from a number of states, and certain of our subsidiaries are being audited, with respect to our life insurance claim payment and related escheat practices. Given the judicial, legislative and regulatory uncertainty with respect to life insurance claim payment and related escheat practices, it is reasonably possible that we may incur additional liability related to those practices, whether as a result of changes in our business practices, litigation, government actions or otherwise, which could adversely affect our operating results and cash flows.

Consumer Protection Laws

Our Consumer Health and Services businesses and certain of our other businesses participate in direct-to-consumer activities, and we increasingly offer mobile and web-based solutions to our members and to other consumers. We are therefore subject to federal and state regulations applicable to electronic communications and to other general consumer protection laws and regulations. In particular, the FTC is aggressively exercising its enforcement authority in the areas of consumer privacy and data security with a focus on web-based, mobile products and “big data.” As a result of the widely-reported large scale U.S. commercial data breaches during 2017 and prior years, the FTC and state regulators have increased their enforcement activity in these regimes. These enforcement developments will impact the design, management and operation of our businesses, including our Consumer Health and Services businesses, our privacy and security strategy and our web-based and mobile assets.

International Regulation

We expect to continue to expand our Health Care operations in foreign countries through both organic growth and acquisitions. We currently have insurance licenses in several foreign jurisdictions and do business directly or through local affiliations in numerous countries around the world. The impact on our international operations and results of the United Kingdom’s pending exit from the EU is uncertain.

Our international operations are subject to different, and sometimes more stringent, legal and regulatory requirements, which vary widely by jurisdiction, including anti-corruption laws; economic sanctions laws; various privacy, insurance, tax, tariff and trade laws and regulations; corporate governance, privacy, data protection (including the EU’s General Data Protection Regulation which will apply across the EU effective May 2018), data mining, data transfer, labor and employment, intellectual property, consumer protection and investment laws and regulations; discriminatory licensing procedures; compulsory cessions of reinsurance; required localization of records and funds; higher premium and income taxes; limitations on dividends and repatriation of capital; and requirements for local participation in an insurer’s ownership. In addition, the expansion of our operations into foreign countries increases our exposure to the anti-bribery, anti-corruption and anti-money laundering provisions of U.S. law, including the FCPA, and corresponding foreign laws, including the U.K. Bribery Act 2010 (the “UK Bribery Act”).

The FCPA prohibits offering, promising or authorizing others to give anything of value to a foreign government official to obtain or retain business or otherwise secure a business advantage. We also are subject to applicable anti-corruption laws of the jurisdictions in which we operate. In many countries outside the U.S., health care professionals are employed by the government. Therefore, our dealings with them are subject to regulation under the FCPA. Violations of the FCPA and other anti-corruption laws may result in severe criminal and civil sanctions as well as other penalties, and the SEC and the DOJ have increased their enforcement activities with respect to the FCPA. The UK Bribery Act is an anti-corruption law that is broader in scope than the FCPA and applies to all companies with a nexus to the United Kingdom. Disclosures of FCPA violations may be shared with the UK authorities, thus potentially exposing companies to liability and potential penalties in multiple jurisdictions. We have internal control policies and procedures and conduct training and compliance programs for our employees to deter prohibited practices. However, if our employees or agents fail to comply with applicable laws governing our international operations, we may face investigations, prosecutions and other legal proceedings and actions which could result in civil penalties, administrative remedies and criminal sanctions. See “As we expand our international operations, we will increasingly face political, legal and compliance, operational, regulatory, economic and other risks that we do not face or are more significant than in our domestic operations. Our exposure to these risks is expected to increase” in “Risk Factors” included in Exhibit 99.2 to this Current Report on Form 8-K for a discussion of the risks related to operating globally.

Anti-Money Laundering Regulations

Certain of our lines of business are subject to Treasury anti-money laundering regulations. Those lines of business have implemented anti-money laundering policies designed to insure their compliance with the regulations. We also may be subject to anti-money laundering laws in non-U.S. jurisdictions where we operate.

Office of Foreign Assets Control

We also are subject to regulation by OFAC. OFAC administers and enforces economic and trade sanctions based on U.S. foreign policy and national security goals against targeted foreign countries and regimes, terrorists, international narcotics traffickers, those engaged in activities related to the proliferation of weapons of mass destruction, and other threats to the national security, foreign policy or economy of the United States. In addition, we may be subject to similar regulations in the non-U.S. jurisdictions in which we operate.